NO ACT

[redacted]

09012311

DC
PE
8-4-09

Act: 1934
Section: 15d
Rule:
Public Availability: 8/7/2009

August 7, 2009

Received SEC
07
AUG 07 2009
Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Gateway Pacific Bancorp
Incoming letter dated August 4, 2009

Based on the facts presented, it is the Division's view that the effectiveness of Gateway's registration statement on Form S-1 during the fiscal year ending December 31, 2009 would not preclude Gateway from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Gateway has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2009

Mail Stop 4546

Chad R. Ensz, Associate
Luce, Forward, Hamilton, & Scripps LLP
11988 El Camino Real, Suite 200
San Diego, California 92130

Re: Gateway Pacific Bancorp

Dear Mr. Ensz:

In regard to your letter of August 4, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LUCE FORWARD
ATTORNEYS AT LAW • FOUNDED 1873
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

11988 El Camino Real
Suite 200
San Diego, CA 92130
858.720.6300
858.720.6306 fax
www.luce.com

CHAD R. ENSZ, ASSOCIATE
DIRECT DIAL NUMBER 858.720.6361
DIRECT FAX NUMBER 858.523.4312
EMAIL ADDRESS censz@luce.com

Securities exchange Act of 1934,
Sections 15(d) and 12(h) and Rule 12h-3

August 4, 2009

34711-1

VIA FEDERAL EXPRESS AND E-MAIL

U.S, Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
cfletters@sec.gov

Re: Gateway Pacific Bancorp
Commission File No. 333-152488

Dear Ladies and Gentlemen:

On behalf of Gateway Pacific Bancorp, a California corporation (the "**Company**"), we hereby request that the staff of the Division of Corporation Finance (the "**Staff**") of the U.S. Securities and Exchange Commission (the "**Commission**") confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement (defined below) during the fiscal year ending December 31, 2009, would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules and regulations promulgated thereunder, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2009). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

I. Factual Background

The Company was formed in the State of California on February 25, 2005, under the name Venture One Holdings, Inc. and changed its name to Gateway Pacific Bancorp on May 9, 2008. The Company was formed to own 100% of the shares of Gateway Pacific Bank (In Organization). The Company intended to complete an initial public offering and use the proceeds therefrom to pay formation expenses and to capitalize Gateway Pacific Bank (In Organization). On July 23, 2008, pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), the Company filed a registration statement on Form S-1 (File No. 333-

152488), as amended on January 15, 2009, and February 27, 2009 (the "**S-1 Registration Statement**"), which proposed an initial public offering of up to 1,937,500 shares of the Company's common stock ("**Common Stock**").

The Common Stock was offered on a best efforts basis directly to investors by the organizers, directors and executive officers of the Company without the use of an underwriter or placement agent. The offering was to terminate upon the earlier of (1) the date the maximum number of shares of Common Stock were sold; or (2) the expiration of the ninety day period after the effective date, which could be extended by the Company for up to nine months after the effective date. The Company could also end the offering at any time after the minimum number of shares of Common Stock was sold or if the Company abandoned the offering for any reason. Upon termination of the offering, the S-1 Registration Statement required that the Company promptly return offering proceeds to investors, including interest on the investments.

Before subscribing for shares of Common Stock, each subscriber was required to execute a subscription agreement. All subscriptions were subject to approval by the Company and the Company reserved the right to reject any subscription agreement. Subscription funds were to be released to the Company upon its request to the impound agent after receipt of subscriptions for a minimum of 1,500,000 shares of Common Stock, and thereafter at the Company's request from time to time. Proceeds from subscriptions for the shares of Common Stock were deposited in an impound account. The S-1 Registration Statement allowed the Company to terminate the offering prior to closing the offering, in which event the Company was required to return investments, with interest.

The S-1 Registration Statement was declared effective on March 6, 2009. However, on May 15, 2009, the Company decided not to proceed with the initial public offering due to market conditions. Since that decision, the Company has not taken any further action with respect to recommencing the offering, and, on May 20, 2009, the Company filed with the Commission a letter requesting withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. Neither the Company nor the impound agent received any properly completed subscription agreements and neither the Company nor the impound agent deposited any subscription funds. As such, no Common Stock was, nor will be, issued pursuant to the S-1 Registration Statement. One improperly completed subscription agreement and check was received by the impound agent and immediately returned to the potential subscriber.

On August 4, 2009, the Staff notified this firm verbally, on behalf of the Company, that the Commission had no objections to the withdrawal request and that, accordingly, the request was deemed granted as of July 30, 2009. On June 3, 2009, the Company filed a Quarterly Report on Form 10-Q, and on July 14, 2009, the Company filed a Special Financial Report Pursuant to

Section 15(D) of the Exchange Act, in order to ensure that it has filed all reports required to be filed by Section 13(a) of the Exchange Act.

As disclosed in the S-1 Registration Statement, the Company has a total of nineteen shareholders of record. There are currently outstanding 118,999 shares of Common Stock, all held by organizers and directors of the Company, or entities controlled by the organizers and directors. No other securities of the Company are outstanding. No other securities or class of securities of the Company are subject to the reporting requirements of the Exchange Act. Each of the current holders acquired its securities prior to the filing of the S-1 Registration Statement pursuant to an exemption from registration under the Securities Act. To date, the Company has not engaged in any business operations, other than organizational activities and activities related to the proposed initial public offering, related withdrawal and deregistration matters and the organization of Gateway Pacific Bank (In Organization). The Company has not had any material developments since June 3, 2009, when the Company filed its last Quarterly Report on Form 10-Q.

The Company is subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective.

As discussed above, all of the Company's issued and outstanding securities are held of record by only nineteen shareholders. The Company intends to file a Form 15 on or before the date on which the Company's next periodic report would be due pursuant to the Exchange Act. The Company will certify pursuant to the Form 15 that its Common Stock is held of record by less than 300 persons, and the Company represents that as of the date hereof, the Company has filed, and as of the date the Form 15 is filed, the Company will have filed, all reports required by Section 13(a) of the Exchange Act. However, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, for the reasons discussed below, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ending December 31, 2009, would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2009.) Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

II. Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any additional Section 13(a) periodic reports merely because the S-1 Registration Statement was filed and became effective during 2009.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *Exchange Act Release No. 34-20263* (Oct. 5, 1983) (the "**Release**"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Here, although the S-1 Registration Statement was declared effective, the Company's initial public offering was not consummated and the Staff granted the Company's request to withdraw the S-1 Registration Statement pursuant to Rule 477 under the Securities Act as of July 30, 2009. No securities of the Company were sold to the public to pursuant to the S-1 Registration Statement; there are no public shareholders of the Company; and the Company does not conduct any significant business operations. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2009 should be made available, and no substantive business activities on which to report, the policy rationale behind Rule 12h-3(c)'s limitation upon use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." *Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits. The Company has no meaningful operations, but the preparation and filing of periodic reports would impose a substantial financial burden on the Company and would involve significant management efforts. Because the Company has no public shareholders, no purchasers in a registered public offering and no significant business operations, the investing public would derive no benefit from requiring the Company to commence filing periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. See, e.g., *Wintegra, Inc.* (Aug. 11, 2006); *Chevron Corp.* (Oct. 25, 2005); *ATX Group, Inc.* (Oct. 15, 2004); *Engenio Information Technologies, Inc.* (Sept. 13, 2004); *NOMOS Corporation* (Nov. 12, 2002; *Medco Health Solutions, Inc.* (Aug. 13, 2002); *NeoGenesis Pharmaceuticals, Inc.* (Apr. 1, 2002); *OMP, Inc.* (Apr. 2, 2001); *Enfinity Corporation* (Nov. 30, 1998); *Coral Systems, Inc.* (Mar. 31, 1997); and *Liberty Lane Acquisition Corp.* (July 28, 2008). Therefore, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ending December 31, 2009, would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Section 15(d) and 13 if the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2009). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

III. Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because the Company's organizers and directors are the Company's only shareholders, there have been no purchasers in a registered public offering and the Company conducts no meaningful business operations. Moreover, the burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ending December 31, 2009, would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Section 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, fiscal year ending December 31, 2009). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

If you have any questions with respect to this request or require additional information, please do not hesitate to call me at (858) 720-6361. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. We would appreciate if you would acknowledge receipt of this letter by date stamping the extra enclosed copy of this letter and returning it me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Chad R. Ensz

Chad R. Ensz
for
LUCE, FORWARD, HAMILTON & SCRIPPS LLP

Cc: Frederick J. Mandelbaum, Gateway Pacific Bancorp
Alex Carolino, Gateway Pacific Bancorp

701034468.5